Exhibit 99.1

Almonty to Host Investor Day via Live Webcast on Monday, October 19, 2026

Management to Provide Tungsten Market Overview and Mine-by-Mine Operational Update; Presentation to Be Webcast Live

DILLON, Montana – October 13, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that management will host its 2026 Investor Day at 9:00 a.m. Eastern time on Monday, October 19, 2026.

Almonty executive management, together with members of the Company’s regional operating teams, will provide a comprehensive overview of the global tungsten market and pricing environment, followed by operational updates across the Company’s growing portfolio. The full presentation will be available using the webcast link below:

Almonty 2026 Investor Day

Date: Monday, October 19, 2026\

Time: 9:00 a.m. Eastern time

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1772773&tp_key=6fb5f94096

Please access the webcast at least five minutes before the start of the presentation to ensure timely participation. A webcast replay of the presentation will be available at the webcast link above.

Management Commentary

Lewis Black, Chairman and Chief Executive Officer of Almonty, said: “Our senior leadership team looks forward to hosting this year’s Investor Day, where, for the first time, we will bring Almonty’s full operating team together in one room on behalf of the investment community. It comes at a defining moment as Sangdong is now commercially operational, Phase II is officially moving forward, and we have added short-cycle supply programs at Los Santos and Rwanda, all ahead of U.S. defense procurement rules that, beginning January 1, 2027, will look all the way back to where the ore was mined.

“We plan to walk through how tungsten is priced and why supply outside China remains so tight, provide a mine-by-mine update from the people who run our operations, and discuss how our balance sheet supports our next phase of growth. We welcome the opportunity to engage with current and prospective investors and share why we believe Almonty is positioned to become the cornerstone of the Western tungsten supply chain and deliver long-term value for my fellow shareholders.”

About Almonty

Almonty (NASDAQ: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten, a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law, and persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the timing, format and content of the Company’s 2026 Investor Day and the availability of a webcast replay and supporting materials, the ramp-up of the Sangdong Mine toward full Phase I capacity and the timing and completion of the Phase II expansion, the restart of processing at the Los Santos Mine, the expected benefits of the Company’s partnership with the Government of Rwanda, expectations regarding global tungsten supply, demand and pricing, the expected contribution of the Company’s assets to the global non-China tungsten supply chain, and the anticipated effects of changes to United States defense procurement rules. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful and stable operation of the Sangdong processing plant and crushing facilities, the ramp-up of the Sangdong Mine toward full Phase I capacity, the timing and completion of the Phase II expansion, the restart of processing at the Los Santos Mine, the expected benefits of the Company’s partnership with the Government of Rwanda, expectations regarding global tungsten supply, demand and pricing, the expected contribution of the Company’s assets to the global non-China tungsten supply chain, the anticipated effects of changes to United States defense procurement rules, the availability of funding for continued development, the performance by counterparties of their obligations under the Company’s offtake and partnership arrangements, and prevailing tungsten and APT pricing.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risk that the investor day does not proceed on the timing or in the format described herein, the risk that the Sangdong processing plant does not perform or ramp as expected, commodity prices for tungsten, and the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026 and 2025 dated August 11, 2026 under the heading “Risks and Uncertainties”.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us